Entrepreneur

Name: English for a Song™ (EFAS)
UUID: 1137633447
Background: Harrison, Shorr, and Tarantino have broad experience with adult learning, business, technology and social entrepreneurship. Myers created many effective adult literacy programs, co-created an Emmy-winning educational TV show and website, TV411, and is a published author on reading with children. Our EFAS app is designed specifically for the diverse literacy learning needs and styles of low-literate adults, while our infrastructure provides educational institutions with data on student progress.
Location: New York

Social Connections

Facebook: http://www.facebook.com/EnglishForaSong/
Twitter: http://www.twitter.com/EnglishForaSong
LinkedIn: http://www.linkedin.com/company/englishforasong/

Pitch Story

Title of your pitch: Transforming Adult Literacy through Pop Music
Short introduction of your pitch: EFAS is a free app that uses music and lyrics to help US adults and global language learners improve their English literacy skills
Your pitch story: Anyone who mastered the ABC's via the alphabet song knows that music and words are a powerful combo for learning. That's the idea behind English for a Song (EFAS)—a mobile app that marries hit tunes by top entertainers with engaging English literacy lessons. EFAS transforms the lyrics of hit songs into a scaffolded literacy curriculum for millions of adult native English speakers as well as billions of ESL learners worldwide.   Primarily, EFAS is designed for the roughly 65 million American adults—US and foreign born—whose weak literacy skills keep them from higher education, better jobs, and, as many studies show, have a negative impact on their children's health and education. What EFAS provides is a 24/7 literacy tool that teaches the basics of English through tuneful and dynamic learning activities that keep users coming back for more. At the same time, the EFAS playlist, curated from a range of genres from pop to

hip hop, Country to R&B and more, helps learners, especially foreign students, absorb the richness of our musical, lyric culture and idiomatic expression. Our team - literacy educators and technical developers - includes Lora Myers, an adult basic education professional who co-created tv411.org, a major adult literacy site with approximately 50,000 unique visitors per month. Her extensive research on how music-related methodologies facilitate adult learning struck a chord, so to speak, with COO Simone Tarantino, an Italian-born entrepreneur who himself used music and songs to become fluent in English, as well as with President/CEO Josh Harrison and CIO Paul Shorr who share decades of expertise in adult education and training through corporate and consumer e-learning.

Which category does your pitch belong to: Education

Target Market

Target market: English for a Song's end users are the over 65 million American adults, age 18 and up, who read and write English between a 5th and 8th-grade level, who do not have a high school diploma or associate's degree, and who are usually disqualified from job promotion or training programs because of poor literacy skills. In addition we are targeting the large percentage of high school graduates whose poor performance on college-entrance exams requires them to take remedial English classes. For all these learners, EFAS would be free of charge. We can reach this vast population through America's national network of literacy programs offered by schools, community colleges, libraries, NGOs, and faith-based organizations. We also plan to develop marketing materials, such as PSAs and simple flyers, for distribution via cable television shows, supermarkets, houses of worship, community centers, and other neighborhood venues. To monetize the app, we are building a integrated data aggregation tool and dashboard that we expect to license to school districts, universities and library systems with major remedial education mandates. For licensed users, our back-end will aggregate individual performance data, offering a critical diagnostic and assessment tool that can help educators adapt their programming for better outcomes for their students and a more cost-effective use of resources. An equally important market for EFAS are the 1.6 billion people around the globe who speak or are learning English as a Second Language (ESL).

Production plan

Production location: United States

Production plan: In order to integrate the technological components of our final product with our core educational curriculum we are using a hybrid off/online agile methodology to develop our app. The first phase covers the creation of a robust, flexible and expandable framework for our adult literacy curriculum designed around an initial selection of songs. We are currently using that framework to create our initial course materials, which deliver a comprehensive set of literacy tools by gamifying song lyrics / music to engage learners. In Phase II, developers create the initial MVP with an initial song catalog. Once the MVP is ready and put through robust user experience testing, the team will implement the marketing and pre-sale strategy. We begin by targeting immigrant and adult education organizations, followed by working with school districts, community and 4-year colleges, and more. In parallel, the development team will build out version 1.0 of the app, with a limited 10 song catalog and the first 3 learning levels. Growing the user base will allow the sales and marketing team to be more aggressive and position the app as an essential tool for our target market. A concurrent press (online and offline) campaign will help generate traction, users, interest and potential licensees. As soon as practical we will release an update version with 3 additional levels and an expanded catalog of songs. Team will expand as appropriate, adding more marketing and sales to maximize profitability.

Risks and Challenges

These securities have limited channels for resale. You should not bid unless you can afford to lose the entire amount. After the pitch closes, we can't refund your investment; returns may never be paid.

Description: The risks we are working to offset are that our approach does may not dramatically improve literacy skills over baseline - which we plan to address through extensive user testing and continual improvement of the app. Also a risk is if we don't meet our funding goals in a timely manner - we are committed to continuing the project by bootstrapping and persisting until we are successful - adding time to our go to market process. The last risk we are working to offset is if our partnerships with major recording labels do not materialize - which means we will have to pay for rights directly (which we have already budgeted), adding a considerable expense to our bottom line.

Will bidders have voting rights in the future: No

Has the business failed to comply with SEC reporting requirements now or in the past: No

Has anyone in the business triggered a security trading bad actor disqualification: No
Does the business have related party transactions with its affiliates, officers, directors, founders, or their family members that amount to 5% or more of your target raise, including any prior Reg CF raises: No
Has the United States Postal Service restrained the business due to a scheme for obtaining money through the mail: No

Give People Faith

Bidders should support your pitch because: We believe literacy empowers individuals to improve their lives and the well-being of their families. Literacy opens doors.

Spending Plan

Number of current employees including yourself: 4
Percentage of your raise will pay salaries: 0%
Spending plan: We expect to spend our capital raise as follows: The majority of the raise, about 50%, will be dedicated to finalizing version one of the infrastructure.
 About 25% will be spent on marketing and sales activities, mostly concentrated on strategic partnerships and collaborations with educational institutions, as a way to prepare the sales funnel. Another 15% will be allocated for copyright management for the song catalog (this is a conservative number, and will depend on the actual user numbers) and dealing with the record labels. Our strategy will be to get celebrity endorsements, something that will also play into our overall marketing strategy. The remaining 10% is allocated for contingencies.
Spending plan of extra investment: If we raise additional funds, they will be mostly dedicated to reinforcing the sales channel and technology infrastructure.

Return Details

Return type: ownership
Raising target: $90,000
Raising cap: $107,000
Percentage ownership you plan to offer: 6.0%
When do you plan to sell or IPO your business: 2023

Existing share: No

When can bidders expect the return: January, 2023

These events trigger the conversion: standard triggering events;

Events description: The business has a single investment larger than $1 million; A change of control transaction such as a merger or acquisition; The business is sold or merged; An initial public offering (IPO); The company goes public.

Company Details

Tax year end date: December

Do you have a Tax ID yet (TIN/EIN): Yes

Full legal name of your company: English for a Song, Inc.

Legal status of your company/business: CORPORATION

Where is your company registered: Delaware

Company form date: 08-02-2016

Date by which the annual report will be posted: April 29

Location where the entrepreneur's annual report will be posted: www.englishforasong.org

Company address

Street: 140 Riverside Drive Ste 5D

City: New York

State: New York

ZIP code: 10024

Financial status

Average sales price: $5,000

Average cost per unit: $2,000

Yearly sales at the end of last year: $0

1st year target sales after raised date: $393,000

Existing investment from the founders: $2,355

Existing investment from other investors: $0

Owners, Officers, Directors

Name: Josh Harrison

Title: President and CEO

Grant Date: 08-01-2016

Has ownership: Yes

Ownership: 25%

Link to the bio or LinkedIn page for 3 years recent work experience:
www.linkedin.com/in/josh-harrison-b303996/

Name: Lora Myers

Title: Secretary and CLO

Grant Date: 08-01-2016

Has ownership: Yes

Ownership: 25%

Link to the bio or LinkedIn page for 3 years recent work experience:
www.linkedin.com/in/lora-myers-0319284/

Name: Paul Shorr

Title: Vice President and CIO

Grant Date: 08-01-2016

Has ownership: Yes

Ownership: 25%

Link to the bio or LinkedIn page for 3 years recent work experience:
www.linkedin.com/in/paulshorr/

Name: Simone Tarantino

Title: Treasurer and COO

Grant Date: 08-01-2016

Has ownership: Yes

Ownership: 25%

Link to the bio or LinkedIn page for 3 years recent work experience:
www.linkedin.com/in/simonetarantino/

Do you have different kinds of existing stock for the business: Yes
The outstanding stock and the differences: A total of 10,000,000 shares of common stock
have been authorized at $0.0001 per share. Of the authorized shares, 800,000 shares have

been issued to the 4 founders in total only. Only the founders' shares have voting rights. Any non-founder shares do not and will not have voting rights. No other rights or material terms to identify. The securities being offered, CAFES-Contract and Future Equity Stake, do not have voting rights either, which is different only from the founders' shares which do have voting rights.

Yearly sales at the end of the year before: $0

The cost of sales at the end of last year: $0

The cost of sales at the end of the year before: $0

Business expenses at the end of last year: $88

Business expenses at the end of the year before: $993

Short-term debt at the end of last year (due within 12 months): $0

Short-term debt at the end of the year before (due within 12 months): $0

Long-term debt at the end of last year (due later than 12 months): $0

Long-term debt at the end of the year before (due later than 12 months): $0

Has your business raised money within the past three years with any exempt offering: No

Offer date, stock type, amount sold, use of money, type of exemptions:

Assets last year: $1,273

Assets the year before: $1,061

Cash last year: $1,273

Cash the year before: $1,061

Owed last year: $0

Owed the year before: $0

Taxes last year: $0

Taxes the year before: $0

Profit last year: -$88

Profit year before: -$993

Financial situation: The majority of the raise, about 50%, will be to finalize version one of the infrastructure ($45k based on a $90k raise). About 25% will be spent on marketing and sales, mostly concentrated on strategic partnerships and collaborations with educational institutions, as a way to prepare the sales funnel ($22.5k based on a $90k raise). Another 15% will be for copyright management for the song catalog (this is a conservative number, and will depend on the actual user numbers) and dealing with the record labels. Strategy will be to get celebrity endorsements, that will also play into our overall marketing strategy ($13.5k based on $90k raise). The remaining 10% is for contingencies. The company is still pursuing additional possible funding options via grants and angel investors. Raising the capital via crowdfunding will accelerate the deployment of the beta version of the app, and any additional capital will increase the development outcome, adding, at the same time, resources for the beta testing first and expanding the sales channel later.

Has financial statements: Yes

Last Edited: 2018-05-30 18:10:00

Desired launch period: immediately

CCC code: dia8b@dh

CIK code: 0001727652

Links

English For A Song Website: www.englishforasong.org

The English for a Song Story: goo.gl/Y7Kj74